SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

13 August 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Holding(s) in Company
Released	14:21 13 Aug 2002
Number	9130Z

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Royal & Sun Alliance Insurance Group plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above, through the legal entities listed below:

Legal Entity	Holding	Percentage Held
Barclays Life Assurance Co Ltd	4,117,939	0.2860
Barclays Global Investors Japan Inv	16,205	0.0011
Barclays Private Bank Ltd	354,092	0.0246
Barclays Private Bank and Trust Ltd	5,700	0.0004
Barclays Global Fund Advisors	365,944	0.0254
Barclays Global Investors Ltd	31,435,349	2.1831
Barclays Global Investors Japan Trus	2,019,816	0.1403
Barclays Nikko Global Investors Ltd	512,803	0.0356
Barclays Private Bank and Trust Ltd	35,000	0.0024
Barclays Global Investors, N.A.	18,257,406	1.2679
Woolwich Life Ltd	504,321	0.0350
Barclays Private Bank and Trust Ltd	2,500	0.0002

Barclays Bank Trust Company Ltd	131,193	0.0091
Barclays Capital Securities Ltd	92,622	0.0064
Group Holding	**57,850,890**	**4.0175**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	**Account**	**Holding Designation**
<null>	581610	344,753
<null>	583996	454,145
<null>	586072	204,834
<null>	586528	20,556
ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	747,746
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	14,967,787
Bank of Ireland	BNX009IE	389,721
BARCLAYS CAPITAL NOMINEES LIMI	Not disclosed	92,622
Barclays Trust Co DMC69	Not Disclosed	10,199
Barclays Trust Co R69	Not disclosed	107,622
BBTCL AS EXECUTOR OF	Not disclosed	484
BBTCL AS EXECUTORS/ADMINISTRATOR	Not disclosed	4,170
BBTCL T/CO & TUSTAIN JP	Not disclosed	8,718
BLEEQTTTL-17011-CHASE MANHATTA	BLEEQTTT	22,834
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	301,039
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	620,912
BLEQFDUKQ-16331-CHASE MANHATTA	BLEQFDUK	487,519
BLEQPTUEA-16341-CHASE MANHATTA	BLEQPTUE	1,200,561
BLEQPTUKQ-16341 CHASE MANHATTA	BLEQPTUK	1,258,091
BLINTNUKQ-Z1AJ-dummy	BLINTNUK	79,021
BLINTPUKQ-16342-CHASE MANHATTA	BLINTPUK	147,962
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	15,372,286

CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	347,530
Chuo Mitsui TB	BNN019IE	3,146
Chuo Mitsui TB	BNX012IE	32,136
Chuo Mitsui TB	BNX019IE	16,205
Clydesdale Nominees HGB0125	00694478	35,000
Clydesdale Nominees HGB0225	00029300	2,500
JPMorgan Chase Bank	BTCO34IE	19,049
JPMorgan Chase Bank	BTCO45IE	118,578
JPMorgan Chase Bank	BTGF01IE	485,685
JPMorgan Chase Bank	BTGF04IE	145,642
JPMorgan Chase Bank	BTGF05IE	499,341
JPMorgan Chase Bank	BTGF06IE	49,599
JPMorgan Chase Bank	BTGF07IE	28,591
JPMorgan Chase Bank	BTK001IE	158,009
JPMorgan Chase Bank	BTS004IE	159,121
JPMorgan Chase Bank	BTS022IE	4,517
JPMorgan Chase Bank	BTSO24IE	5,891
JPMorgan Chase Bank	BTSO28IE	345,793
Mitsubishi TB	BNN014IE	31,827
Mitsubishi TB	BNN018IE	7,449
Mitsubishi TB	BNN033IE	48,524
Nutraco Nominees Limited	Not disclosed	504,321
SFB01	428169	88,968
SFB01	500227	5,217,782
SFB01	502872	2,317,114
SFB01	508068	661,729
SFB01	527191	5,196,364
SFB01	536747	519,367
SFB01	540186	163,092
SFB01	552942	529,231
SFB01	555465	208,724

SFB01	555879	22,266
SFB01	569565	21,063
SFB01	573039	214,488
SFB01	713101	1,465,452
SFB01	911140	40,222
SFB03	583293	676,262
SFB03	584069	233,381
SFB03	585405	3,067
SFB03	585439	16,610
SFB04	585918	3,880
Swan Nominees Limited	Not disclosed	5,700
ZEBAN NOMINEES LIMITED	Not disclosed	354,092
	Total	**57,850,890**

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class

Not disclosed

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 27.5p each

10) Date of transaction

7 August 2002

11) Date company informed

12 August 2002, on receipt of a letter dated 8 August 2002

12) Total holding following this notification

57,850,890 ordinary shares of 27.5p each

13) Total percentage holding of issued class following this notification

4.02%

14) Any additional information

15) Name of contact and telephone number for queries

Balbir Kelly 020 7569 4038

16) Name and signature of authorised company official responsible for making this notification

Jackie Fox

Deputy Group Company Secretary

Date of notification 13 August 2002

END

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 13 August 2002

By: ______________________
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

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* Print the name and title of the signing officer under his signature.